Filed pursuant to Rule 433 December 20, 2006 Relating to Preliminary Pricing Supplement No. 164 dated December 20, 2006 to Registration Statement No. 333-131266	Structured Investments Opportunities in Currencies

CURRENCY-LINKED CAPITAL-PROTECTED NOTES
DUE JULY 31, 2009

BASED ON THE PERFORMANCE OF A
BASKET OF SIX CURRENCIES RELATIVE TO THE U.S. DOLLAR

BRAZIL + CHINA + HUNGARY + INDIA + MEXICO + TURKEY

MINIMUM RETURN OF 125% OF PAR IF THE BASKET APPRECIATES AT ALL

NOTES ONLY RETURN PAR IF THE BASKET DEPRECIATES OR DOES NOT APPRECIATE

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF
WHICH CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 164, dated December 20, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

page 1 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Investment Overview

The Currency-Linked Capital-Protected Notes, due July 31, 2009 (the “Notes”), issued by Morgan Stanley, provide investors with an opportunity to gain direct exposure to a diverse basket of currencies with no downside risk to principal.

If at maturity, the equally-weighted basket of currencies (the “Basket”) has appreciated at all, the investment will return a minimum of 25% in addition to protected principal. If the Basket has appreciated by greater than 12.5%, the investment return is 2:1 upside participation (e.g. a 15% appreciation will return 100% of principal plus 30% at maturity). If the Basket has not appreciated or has depreciated, the investment will return Par at maturity. There will be no interest payments on the Notes.

Maturity:	2.5 Years

Protection at Maturity:	100%

Payment at Maturity:	(i)	If the Basket appreciates at all ð a minimum 25% return

	(ii)	If the Basket appreciates more than 12.5% ð
200% of the positive performance of the Basket

	(iii)	If the Basket does not appreciate or depreciates ð Par
Underlying Basket

Basket Currency	Basket Weighting
Brazilian Real (“BRL”)	16.6666%
Chinese Renminbi (“CNY”)	16.6666%
Hungarian Forint (“HUF”)	16.6666%
Indian Rupee (“INR”)	16.6666%
Mexican Peso (“MXN”)	16.6666%
Turkish Lira (“TRL”)	16.6666%

How Do Currency Exchange Rates Work?

•	General - Currency exchange rates reflect the amount of one currency that can be exchanged for another currency.

•	Currency Exchange Rates - The Basket represents the combined performance of the exchange rates of the Basket Currencies from the Pricing Date to the Valuation Date, each of which reflects the rate of conversion of that currency into USD.

•

A decrease in an exchange rate means that the relevant Basket Currency has appreciated/strengthened relative to the USD. This means that it takes fewer of the relevant Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date. For example:

Pricing Date = 232.225 HUF / 1 USD and Valuation Date = 207.575 HUF / 1 USD

•

An increase in an exchange rate means that the relevant Basket Currency has depreciated/weakened relative to the USD. This means that it takes more of the relevant Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date. For example:

Pricing Date = 44.015 INR / 1 USD and Valuation Date = 48.2650 INR / 1 USD

Actual exchange rates on the Pricing Date will vary.

page 2 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Key Benefits

Exposure to currencies is a component of portfolio diversification. Investors who believe they have underweight exposure to currencies or those concerned about the risks associated with investing in currencies can use the Currency-Linked Capital-Protected Notes, due July 31, 2009 to gain exposure to the Basket Currencies while protecting 100% of principal at maturity.

Leverage Performance	▪	Uncapped 2:1 Upside Participation (200%) in any Basket Appreciation
	▪	Minimum 25% Return if the Basket has Appreciated at All

Protect Principal	▪	100% Principal Protection at Maturity Regardless of the Performance of the Basket

Access	▪	Exposure to an Equally-Weighted and Diversified Basket of Six Currencies
	▪	Portfolio Diversification From Traditional Fixed Income/Equity Investments

Summary of Selected Risk Factors (See Page 12)

•	No Interest Payments and the Possibility of No Return

•	Return On the Notes is Affected by Currency Exchange Rate Risk Related to the Basket Currencies

•	Government Intervention Could Materially and Adversely Affect the Value of the Notes

•	Changes in the Value of One or More of the Basket Currencies May Offset Each Other

•	Many Unpredictable Factors Will Affect the Value of the Notes

•	Economic Interests of the Calculation Agent May Be Potentially Adverse to the Investors

•	Issuer Credit Risk

•	Secondary Trading May Be Limited

•	Commissions / Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices

Suitability

     The Notes May be Suitable for Investors Who:

•	Do Not Require Current Income / Coupon Payments

•	Are Capable of Understanding the Complexities / Risks Specific to the Notes, and Specifically, the Basket Currencies

•	Are Willing to Receive No Return on the Notes Should the Basket Depreciate or Not Appreciate

page 3 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

General Terms

Issuer:	Morgan Stanley

Issue Price (Par):	$1,000

Principal Protection:	100% at Maturity

Participation Rate:	200%

Interest:	None

Call Feature:	None

CUSIP:	617446B65

Listing:	None

Denominations:	$1,000 / $1,000

Payment Currency:	USD

Agent:	Morgan Stanley & Co. Incorporated

Calculation Agent:	Morgan Stanley Capital Services Inc.

Trustee:	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)

Agent’s Commissions:

1.50% or $15 per Note.

The Notes will be issued at $1,000 per Note and the agent’s commissions will be $15.00 per Note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $997.50 per Note and $12.50 per Note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $996.25 per Note and $11.25 per Note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $995.00 per Note and $10.00 per Note, respectively. Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers.

Expected Key Dates

Issue Date: January , 2007	Maturity Date: July 31, 2009

Pricing Date: January , 2007	Valuation Date: July 22, 2009 (subject to adjustment)

page 4 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Basket Performance

The “Basket Performance” is equal to the sum of the weighted performance (i.e., percentage appreciation or depreciation) of each of the Basket Currencies, as determined by the following formula:

[(Initial BRL Exchange Rate / Final BRL Exchange Rate) – 1] x 16.6666%, plus
[(Initial CNY Exchange Rate / Final CNY Exchange Rate) – 1] x 16.6666%, plus
[(Initial HUF Exchange Rate / Final HUF Exchange Rate) – 1] x 16.6666%, plus
[(Initial INR Exchange Rate / Final INR Exchange Rate) – 1] x 16.6666%, plus
[(Initial MXN Exchange Rate / Final MXN Exchange Rate) – 1] x 16.6666%, plus
[(Initial TRL Exchange Rate / Final TRL Exchange Rate) – 1] x 16.6666%

Initial Exchange Rate:	The Exchange Rate as posted on the applicable Reference Source on the Pricing Date.

Final Exchange Rate:	The Exchange Rate as posted on the applicable Reference Source on the Valuation Date.

Reference Sources
(Reuters Pages):	BRL:	BRFR
	CNY:	SAEC
	HUF:	ECB37 = (HUF/EUR) / (USD/EUR)
	INR:	RBIB
	MXN:	WMRSPOT10
	TRL:	ECB37AB =(TRY/EUR) / (USD/EUR)

For a description of how the Final Exchange Rate will be determined if the applicable Reference Source is unavailable and in certain other circumstances, please see “Description of Notes – Exchange Rate” and “– Price Materiality Event” in the Preliminary Pricing Supplement.

Note: Because the Basket reflects the cumulative weighted performance of each of the Basket Currencies (whether positive or negative), a depreciation of one or more Basket Currencies will partially or wholly offset any appreciation in any of the other Basket Currencies such that the Basket Performance as a whole may be less than or equal to zero. If the Basket Performance Factor is negative or equal to zero you will only receive your principal back at maturity.

PLEASE SEE “WHAT WILL INVESTORS BE PAID AT MATURITY” BELOW

page 5 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) Supplemental Redemption Amount

If the Basket Performance is:	The Supplemental Redemption Amount will be:

Less than or equal to zero	$0 – Investors will only receive par at maturity

Greater than zero but less than 12.5%	$250 – Investors receive minimum positive performance of 25%

Greater than 12.5%	200% * Basket Performance * $1,000

Best Case Scenario	The Basket appreciates and the investment returns a minimum of 125% with the potential for a greater return.

Worst Case Scenario	The Basket depreciates and the Notes redeem for par at maturity. This assumes the investment is held to maturity.

Note:

The potential for a greater return exists if the Basket appreciates by more than 12.5% . For example, if the Basket Performance is 15%, you would receive a 30% return on the investment.

There is no cap on upside participation. You will receive 200% of any Basket appreciation above 12.5% and at least a 25% return if the Basket Performance is greater than zero.

If the Basket Performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

page 6 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Potential Payouts on the Notes and Equivalent Annual Returns

Hypothetical Basket Performance	Payment at Maturity (% of Principal)	Equivalent Annualized Return*
25%	150%	16.89%
20%	140%	13.92%
15%	130%	10.77%
12.5%	125%	9.13%
10%	125%	9.13%
5%	125%	9.13%
0.01%	125%	9.13%
0.00%	100%	0.00%
-5.00%	100%	0.00%
-10.00%	100%	0.00%
-15.00%	100%	0.00%
-20.00%	100%	0.00%

*The Equivalent Annualized Returns specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term approximately equivalent to the term of the Notes.

     If the Basket Performance is greater than zero, you will always receive at least $1,250 per Note, with the potential for a greater than 25% return if the Basket has appreciated by more than 12.50% .

     If the Basket Performance is equal to or less than zero, you will not receive a Supplemental Redemption Amount and will only receive the $1,000 principal amount per Note at maturity.

page 7 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below is one full example of how to calculate the Payment at Maturity based on the hypothetical data in the table below. In addition, below are the three Payment at Maturity examples.

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate

Brazilian Real	16.6666%	2.1486	1.8208
Chinese Renminbi	16.6666%	7.8202	6.6273
Hungarian Forint	16.6666%	193.070	163.6186
Indian rupee	16.6666%	44.6400	37.8305
Mexican Peso	16.6666%	10.8225	14.2401
Turkish Lira	16.6666%	1.4340	1.8868

Basket Performance = Sum of Currency Performance Values

[(Initial Brazilian real exchange rate / Final Brazilian real exchange rate) – 1] x 16.6666% plus
[(Initial Chinese renminbi exchange rate / Final Chinese renminbi exchange rate) – 1] x 16.6666% plus
[(Initial Hungarian forint exchange rate / Final Hungarian forint exchange rate) – 1] x 16.6666% plus
[(Initial Indian rupee exchange rate / Final Indian rupee exchange rate) – 1] x 16.6666%
[(Initial Mexican peso exchange rate / Final Mexican peso exchange rate) – 1] x 16.6666% plus
[(Initial Turkish lira exchange rate / Final Turkish lira exchange rate) – 1] x 16.6666% plus

So, using the hypothetical exchange rates above:

[(2.1486 / 1.8208) - 1] x 16.6666% = 3% plus
[(7.8202 / 6.6273) - 1] x 16.6666% = 3% plus
[(193.070 / 163.6186) -1] x 16.6666% = 3% plus
[(44.6400 / 37.8305) -1] x 16.6666% = 3% plus
[(10.8225 / 14.2401) -1] x 16.6666% = - 4% plus
[(1.4340 / 1.8868) -1] x 16.6666% = - 4%

Basket Performance = 4%

     The Basket Performance may be equal to zero or less than zero even though one or more Basket Currencies has strengthened relative to the USD over the term of the Notes as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the USD of one or more of the other Basket Currencies. In this example, the appreciation of the Brazilian real, the Chinese renminbi, the Hungarian forint and the Indian Rupee is moderated by the greater depreciation of the other two currencies in the basket.

page 8 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

SCENARIO #1

Basket Performance is Positive and Greater than 12.50% . Investors Receive 25%+ Return

Hypothetical Basket Performance = 15%

Supplemental Redemption Amount = greater of:

    $250; and
    $1,000 x Basket Performance x Participation Rate
     = $1,000 x 15% x 200% = $300

Because the Basket Performance is greater than 12.50%, you would receive a Supplemental Redemption Amount that is greater than $250. The total payment at maturity per Note would be $1,300, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $300.

SCENARIO #2

Basket Performance is Positive but Less than or Equal to 12.50% . Investors Receive a 25% Return.

Hypothetical Basket Performance = 4%

Supplemental Redemption Amount = greater of:

    $250; and
    $1,000 x Basket Performance x Participation Rate
     = $1,000 x 4% x 200% = $80

Because the Basket Performance is positive but less than 12.50%, you would receive a Supplemental Redemption Amount of $250. The total payment at maturity per Note would be $1,250, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $250.

SCENARIO #3

Basket Performance is 0% or Negative. Investors Only Receive Par at Maturity.

Hypothetical Basket Performance = -5%

Supplemental Redemption Amount = $0

Because the Basket Performance is less than (or equal to) 0%, the Supplemental Redemption Amount will be $0 and the total payment at maturity per Note would only equal the $1,000 principal amount per Note.

page 9 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Historical Information

     The following graphs present each Basket Currency’s exchange rate performance for the period from January 1, 2001 through December 18, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rates published by Bloomberg may differ from the Exchange Rates as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rates and Final Exchange Rates. We will not use Bloomberg to determine the applicable Exchange Rate. The historical exchange rates of the Basket Currencies set forth below should not be taken as an indication of future performance.

page 10 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Historical Information

     The following graph sets forth the historical performance of the Basket relative to the USD for the period from January 1, 2001 through December 18, 2006 and illustrates the effect of the offset and/or correlation among the Basket Currencies during such period. The graph does not take into account the Participation Rate on the Notes, nor does it attempt to show the expected return on an investment in the Notes. The historical performance of the Basket and the Basket Currencies should not be taken as an indication of their future performance.

page 11 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Selected Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the Basket Currencies. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus, Prospectus Supplement and Preliminary Pricing Supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     No interest payments and possibility of no return. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

     Currency exchange risk. Fluctuations in the exchange rates between the USD and the Basket Currencies will affect the value of the Notes. Exchange Rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance. A weakening in the exchange rate of any of the Basket Currencies relative to the USD may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

     Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

     Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels; (ii) volatility of the Basket Currencies; (iii) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (iv) the time remaining to the maturity; (v) availability of comparable instruments; (vi) intervention by the governments of the related Basket Currencies; and (vii) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

     Changes in the value of one or more of the Basket Currencies may offset each other. A decrease in the value of one or more of the Basket Currencies may wholly or partially offset any increase in the other Basket Currencies.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

     Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

     Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

page 12 of 13	MORGAN STANLEY

Currency-Linked Capital-Protected Notes due July 31, 2009
Based upon the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Tax Considerations

     The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on December 15, 2006, the “comparable yield” would be a rate of 5.0024% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,131.5704 due at maturity. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.” You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

page 13 of 13	MORGAN STANLEY